Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an offshore holding company incorporated in Cayman Islands, conducting our operation in the People’s Republic of China (“PRC”) through the YSX Operating Companies, via the VIE structure. We are the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP, through the VIE Agreements dated December 31, 2022. We do not own equity interest in the VIEs and their subsidiaries. Our corporate structure is subject to risks relating to the VIE structure. If the PRC government finds the VIE Agreements non-compliant with the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs and their subsidiaries or forfeit our rights under the contractual arrangements. We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings and oversight on cybersecurity and data privacy. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could materially affect our business operations, and in certain circumstances, may significantly limit or completely hinder our ability to offer or continue to offer the Class A ordinary shares, which might further cause our Class A ordinary shares to significantly decline in value or become worthless.

We, through the YSX Operating Companies, provide comprehensive business solutions to enterprise customers, mainly insurance companies and brokerages in China. Based on the in-depth knowledge of the Chinese insurance industry accumulated from years of servicing enterprise customers, the YSX Operating Companies specialize in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services.

Built upon the proprietary industry knowledge, the YSX Operating Companies are committed to working with clients to understand their needs and challenges and offering suitable services to help them meet their respective goals.

Our organization

YSX Cayman was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 9, 2022.

YSX Cayman owns 100% of the equity interests of YSX (HK) Holding Co., Limited (“YSX HK”), a limited liability company formed under the laws of Hong Kong on November 29, 2022.

On December 30, 2022, Yishengxin (Guangzhou) International Holding Co., Ltd. (“WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of YSX HK.

YSX Cayman, YSX HK, and WFOE are currently not engaging in any active business operations and merely act as holding companies.

Prior to the reorganization described below, the Company’s business was operated by the following entities (1) Xinjiang Yishengxin Network Technology Co., Ltd., formed in Xinjiang Uygur Autonomous Region of China on July 16, 2015. Xinjiang YSX has three 100% controlled subsidiaries including Xinjiang Yishengxin Chuangzhan Technology Co., Ltd., formed in Guangzhou city of China on July 2, 2017, Xinjiang Agilent Information Technology Co., Ltd., formed in Kashi city of Xinjiang Uygur Autonomous Region of China on June 27, 2016 and Guangzhou Yishengxin Network Technology Co., Ltd., formed in Guangzhou city on July 12, 2019. Xinjiang YSX also has a branch company, Xinjiang Yishengxin Network Technology Co., Ltd. Guangzhou branch, organized under the laws of the PRC on December 9, 2015; and (2) Guangzhou Xihang Information Technology Co., Ltd., formed in Guangzhou City, China on August 4, 2011. Xinjiang YSX, Guangzhou YSX, Anjielun and Xihang were all formed as limited companies pursuant to PRC laws, and are collectively referred to as the “YSX Operating Companies”. Xinjiang YSX and Xihang are collectively referred to as the “VIEs”.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on December 31, 2022. The Reorganization involved the formation of YSX Cayman, YSX HK and WFOE, and the entering into certain contractual arrangements among WFOE, the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of YSX HK, WFOE, and the YSX Operating Companies.

On December 31, 2022, WFOE entered into a series of contractual arrangements with the shareholders of the VIEs. These agreements include the Exclusive Business Cooperation and Service Agreements, the Share Disposal and Exclusive Option to Purchase Agreements, the Equity Interest Pledge Agreements, and the Proxy Agreements (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to YSX Operating Companies consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of YSX Operating Companies, including absolute control rights and the rights to the assets, property, and revenue of YSX Operating Companies, for accounting purposes. We believe that the YSX Operating Companies should be treated as Variable Interest Entities (“VIEs”) under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs for accounting purposes to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP. We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our revenues increased by $7,596,547, or 28.7%, from $26,497,821 for the six months ended September 30, 2023 to $34,094,368 for the six months ended September 30, 2024.

The following tables illustrate the amount and percentage of our revenue by service type for the six months ended September 30, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Revenue from auto insurance aftermarket value-added services	$28,210,396	82.7%	$21,410,507	80.8%	$6,799,889	31.8%
Revenue from other scenario-based customized services	5,579,468	16.4%	4,253,639	16.1%	1,325,829	31.2%
Revenue from software development and information technology services	304,504	0.9%	833,675	3.1%	(529,171)	(63.5)%
Total revenue	$34,094,368	100.0%	$26,497,821	100.0%	$7,596,547	28.7%

The following tables illustrate the amount and percentage of our revenue by customer types for the six months ended September 30, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Revenues
Revenue from third-party customers	$24,747,746	72.6%	$22,199,058	83.8%	$2,548,688	11.5%
Revenue from related party customers	9,346,622	27.4%	4,298,763	16.2%	5,047,859	117.4%
Total revenue	$34,094,368	100.0%	$26,497,821	100.0%	$7,596,547	28.7%

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The YSX Operating Companies’ Ability to Establish and Retain Long Term Strategic Relationship with Insurance Companies and Brokerages

The YSX Operating Companies provide substantial services to insurance companies and brokerages, including some of the top brand-name insurance companies and brokerages. Maintaining good relationships with these insurance companies and brokerages and procuring auto insurance aftermarket value-added insurance services from them on favorable terms are important to the growth of our business. However, there can be no assurance that the currently partnered insurance companies and brokerages with the YSX Operating Companies will continue to outsource auto insurance aftermarket value-added services to the YSX Operating Companies on terms acceptable, or that the YSX Operating Companies will be able to establish new or extend current business relationships to ensure a steady supply of auto insurance aftermarket value-added services in a timely and cost-efficient manner. If the YSX Operating Companies are unable to develop and maintain good relationships with insurance companies and brokerage clients, the YSX Operating Companies may not be able to offer auto insurance aftermarket value-added services to customers, or to offer them in sufficient quantities and at acceptable prices. In addition, if partnered insurance companies and brokerages cease to provide the YSX Operating Companies with favorable pricing or payment terms, the YSX Operating Companies’ working capital requirements may increase and their operations may be materially and adversely affected. Any deterioration in the YSX Operating Companies’ relationship with major insurance companies and brokerages, or a failure to timely resolve disputes with or complaints from major partnered insurance companies and brokerages, could materially and adversely affect our business, prospects and results of operations.

The YSX Operating Companies’ Ability to Control Costs and Expenses and Improve Their Operating Efficiency

Our business growth is dependent on the YSX Operating Companies’ ability to improve their operating efficiency, which is determined by their abilities to monitor and adjust costs and expenses. Specifically, the YSX Operating Companies’ ability to monitor and adjust staffing costs (including payroll and employee benefit expenses) and administrative expenses is essential to the success of our business. As we expand our business, if the YSX Operating Companies enter into more service agreements with insurance companies and brokerages for auto insurance aftermarket value-added services, or with more customers for scenario-based customized services and software development and information technology services, the staffing costs of the YSX Operating Companies are likely to rise. If the staffing costs and administrative expenses exceed the estimated budget and the YSX Operating Companies are unable to increase the revenue as expected, their operational efficiency might decrease, having an adverse impact on our business, results of operation, and financial condition.

The YSX Operating Companies’ Ability to Compete Successfully

The insurance service market in China is intensely competitive. The YSX Operating Companies face competition from larger companies, many of which possess significant brand recognition, sales volume and customer bases. Some of the current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of the competitors or new entrants may be acquired by, receive investment from, or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. The YSX Operating Companies’ failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, prospects, financial condition and results of operations.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. Potential conflicts in relation to territorial disputes among Asian countries, if any, may worsen the relationship between the affected countries. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Impact of COVID-19 on Our Business

The COVID-19 pandemic had negatively affected our business and financial results in fiscal year 2023, but did not materially affect our business operations for the six months ended September 30, 2024 and 2023.

Although the COVID-19 pandemic appears to be under control as of the date of this prospectus, the extent to which the COVID-19 pandemic may impact our future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and COVID-19 variants, if any, any related travel advisories and restrictions, and the overall impact of the COVID-19 pandemic on the global economy and capital markets, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Results of Operations”.

Net Revenue

Our net revenue is driven by changes in the mix of services provided to customers, service volume, average price charged for services rendered and number of customers for our services.

	For the six months ended September 30,
				% of
				increase
	2024	2023	Variances	(decrease)

Revenue from auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$1,391,642	$335,396	$1,056,246	314.9%
Vehicle driving risk screening services	25,390,818	2,593,145	22,797,673	879.2%
Substitute driver and rescuing services	555,737	261,194	294,543	112.8%
Vehicle maintenance and other value-added services	872,199	18,220,772	(17,348,573)	(95.2)%
Total revenue from value-added services	28,210,396	21,410,507	6,799,889	31.8%

Revenue from other scenario-based customized services	5,579,468	4,253,639	1,325,829	31.2%

Revenue from software development and information technology services	304,504	833,675	(529,171)	(63.5)%
Total revenues	$34,094,368	$26,497,821	$7,596,547	28.7%

Number of value-added services performed (service volume)
Vehicle safety inspection and check services	77,123	17,511	59,612	340.4%
Vehicle driving risk screening services	1,932,767	65,531	1,867,236	2,849.4%
Substitute driver and rescuing services	27,218	3,999	23,219	580.6%
Vehicle maintenance services	62,377	1,227,403	(1,165,026)	(94.9)%
Total number of value-added services performed (service volume)	2,099,485	1,314,444	785,041	59.7%

Number of insurance companies and brokerages for value-added services	25	28	(3)	(10.7)%
Numver of customers for scenario-based customized services	17	14	3	21.4%
Number of customers for software development and information technology services	7	7	0	0.0%
Total number of customers	49	49	0	0.0%

Average price for value-added services	$13.4	$16.3	$(2.9)	(17.5)%
Average prioce charged to customers for scenario-based customized services	$328,204	$303,831	$24,373	8.0%
Average price charged to customers for software development and information technology services	$43,501	$119,096	$(75,595)	(63.5)%

For the six months ended September 30, 2024 and 2023, our revenue generated from providing auto insurance aftermarket value-added services to auto insurance policy holders on behalf of insurance companies and brokerages accounted for 82.7% and 80.8% of our total revenue, respectively, while revenue from providing other scenario-based customized services to customers accounted for 16.4% and 16.1% of our total revenue, respectively, and revenue from providing software development and information technology services to customers accounted for 0.9% and 3.1% of our total revenue, respectively.

Our total revenue increased by approximately $7.6 million, or 28.7%, when comparing the six months ended September 30, 2024 to the six months ended September 30, 2023, primarily due to the YSX Operating Companies having obtained more service contracts from various insurance companies and brokerages. Pursuant to such service contracts, the YSX Operating Companies provide the following value-added services to their vehicle insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspection and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescue services (such as arranging designated drivers to drive alcohol drinkers home safely, car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repair and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.). The total service volume for the above mentioned auto insurance aftermarket value-added services increased by approximately 785,041 service calls, or 59.7%, from approximately 1.31 million service calls in the six months ended September 30, 2023 to approximately 2.1 million service calls in the six months ended September 30, 2024.

Our revenue generated from providing other scenario-based customized services to customers increased by approximately $1.3 million, or 31.2%, from approximately $4.3 million in the six months ended September 30, 2023 to approximately $5.6 million in the six months ended September 30, 2024. The increase in our revenue from other scenario-based customized services was driven by an increased average service price the YSX Operating Companies charged customers for such services by approximately 8.0%, and an increase in the number of customers for such services, which increased by 21.4%, from the six months ended September 30, 2023 to the six months ended September 30, 2024.

Our revenue from providing software development and information technology services to customers decreased by approximately $0.5 million, or 63.5%, from approximately $0.8 million in the six months ended September 30, 2023 to approximately $0.3 million in the six months ended September 30, 2024, primarily because the average service price we charged customers for such services decreased by approximately $75,595, or 63.5%, from $119,096 in the six months ended September 30, 2023 to $43,501 in the six months ended September 30, 2024.

Gross Profit

Gross profit is equal to net revenue minus cost of revenues. Our cost of revenues primarily includes subcontract costs, service management and maintenance costs, labor costs and sales taxes. The cost of revenue generally changes as affected by factors including the availability of the external vendors to perform certain auto insurance aftermarket value-added services we outsource to them, subcontract costs, service volume and service mix changes. Our cost of revenues accounted for 89.4% and 87.3% of our total revenue for the six months ended September 30. 2024 and 2023, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 10.6% for the six months ended September 30, 2024, a decrease by 2.1% from the gross margin of 12.7% in the six months ended September 30, 2023. Our gross profit and gross margin are affected by sales of different service mix during each reporting period. Our gross margin increases when more revenue comes from our service offerings with lower costs and higher margin, while our gross margin decreases when more revenue comes from service offering with higher costs and lower margin. In the six months ended September 30, 2024, we earned more revenue from value-added services with higher costs and lower margin. As a result, our total gross profit increased by 6.6% and gross margin decreased by 2.1% when comparing the the six months ended September 30, 2024 to the six months ended September 30, 2023.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to the YSX Operating Companies’ sales personnel, office rental expense, business travel, meals and entertainment expenses, and other sales and marketing activity-related expenses. Our selling expenses accounted for 0.2% and 0.2% of our total revenue for the six months ended September 30, 2024 and 2023, respectively.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, bad debt reserve expenses, rent expense, office supply and utility expenses, and professional service expenses. General and administrative expenses were 3.1% and 1.5% of our revenue for the six months ended September 30, 2024 and 2023, respectively. In terms of dollar amount, our total general and administrative expenses increased by $663,581, or 165.6%, in the six months ended September 30, 2024 compared to the six months ended September 30, 2023, and the increase was largely due to the increased professional and consulting expenses and increase bad debt expenses on uncollectible receivables. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The YSX Operating Companies conduct research and development activities in order to provide software development and information technology services to help customers to optimize their IT software and applications. The research and development expenses primarily consist of salaries, welfare and insurance expenses paid to employees involved in the research and development activities, office rental expenses and other miscellaneous expenses. Research and development expenses were 0.3% and 0.4% of our revenue for the six months ended September 30, 2024 and 2023, respectively. As the YSX Operating Companies continue to enhance their ability to provide more friendly services to satisfy customer demand, we expect the research and development expenses to continue to increase in the foreseeable future.

Results of Operations

The following table summarizes our operating results as reflected in our statements of income during the six months ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended September 30,
	2024		2023		Variances
	Amount	%	Amount	%	Amount	%
Revenues
Revenue from third-party customers	$24,747,746	72.6%	$22,199,058	83.8%	$2,548,688	11.5%
Revenue from related party customers	9,346,622	27.4%	4,298,763	16.2%	5,047,859	117.4%
Total revenue	34,094,368	100.0%	26,497,821	100.0%	7,596,547	28.7%

Cost pf revenues
Cost of revenue, third-party customers	30,493,854	89.4%	19,362,131	73.1%	11,131,723	57.5%
Cost of revenue, related parties	—	0.0%	3,757,075	14.2%	(3,757,075)	(100.0)%
Total cost of revenue	30,493,854	89.4%	23,119,206	87.3%	7,374,648	31.9%

Gross profit	3,600,514	10.6%	3,378,615	12.7%	221,899	6.6%

Operating expenses:
Selling expenses	66,471	0.2%	57,991	0.2%	8,480	14.6%
General and administrative expenses	1,064,198	3.1%	400,617	1.5%	663,581	165.6%
Research and development expenses	113,652	0.3%	102,331	0.4%	11,321	11.1%
Total operating expenses	1,244,321	3.6%	560,939	2.1%	683,382	121.8%

Income from operations	2,356,193	7.0%	2,817,676	10.6%	(461,483)	(16.4)%

Other income (expenses)
Interest expense	(62,438)	(0.2)%	(50,324)	(0.2)%	(12,114)	24.1%
Interest income	654	0.0%	819	0.0%	(165)	(20.1)%
Investment income	20,282	0.1%	13,731	0.1%	6,551	47.7%
Other income	64,598	0.2%	181,885	0.7%	(117,287)	(64.5)%
Other non-operating expenses	(17,393)	(0.1)%	(6,243)	0.0%	(11,150)	178.6%
Total other income (expense), net	5,703	0.0%	139,868	0.5%	(134,165)	(95.9)%

Income before income tax provisions	2,361,896	7.0%	2,957,544	11.1%	(595,648)	(20.1)%

Income tax provision	434,701	1.3%	485,787	1.8%	(51,086)	(10.5)%

Net income	$1,927,195	5.7%	$2,471,757	9.3%	$(544,562)	(22.0)%

Revenue

Our total revenues increased by $7,596,547, or 28.7%, to $34,094,368 in the six months ended September 30, 2024 from $26,497,821 in the six months ended September 30, 2023. The increase in our revenue was primarily due to (1) our revenue from value-added services increased by approximately $6.8 million because the YSX Operating Companies obtained more auto insurance aftermarket value-added service contracts from various insurance companies and brokerages and provided an increased volume of auto insurance aftermarket value-added services to auto insurance policy holders in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023; and (ii) an increase in our revenue from other scenario-based customized services by approximately $1.3 million, since the number of customers for such services increased by 21.4%, from 14 customers in the six months ended September 30, 2023 to 17 customers in the six months ended September 30, 2024.

Our revenue by service type is as follows:

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Revenue from auto insurance aftermarket value-added services	$28,210,396	82.7%	$21,410,507	80.8%	$6,799,889	31.8%
Revenue from other scenario-based customized services	5,579,468	16.4%	4,253,639	16.1%	1,325,829	31.2%
Revenue from software development and information technology services	304,504	0.9%	833,675	3.1%	(529,171)	(63.5)%
Total revenue	$34,094,368	100.0%	$26,497,821	100.0%	$7,596,547	28.7%

Revenue from Auto Insurance Aftermarket Value-added Services

The YSX Operating Companies obtained auto insurance aftermarket value-added service contracts from insurance companies and brokerages, pursuant to which, the YSX Operating Companies provide the following aftermarket value-added services to their vehicle insurance policy holders on behalf of these insurance companies and brokerages: (i) vehicle safety inspections and check services (such as gearbox inspection, transmission inspection, steering system inspection, multi-point inspection, vehicle electronic system inspection, and brake system inspection, etc.); (ii) vehicle driving risk screening services; (iii) designated driver and rescue services (such as arranging designated drivers to drive alcohol drinkers home safely and car jump-start and towing services); and (iv) vehicle maintenance and other value-added services (such as car wash, windshield and windscreen wiper maintenance, four wheel positioning, tire repaid and rotation, vehicle body paint, air conditioning system maintenance, engine inspection and maintenance, oil change, car waxing, and battery services, etc.)

	For the six months ended September 30,
				% of
				increase
	2024	2023	Variances	(decrease)
Revenue from auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$1,391,642	$335,396	$1,056,246	314.9%
Vehicle driving risk screening services	25,390,818	2,593,145	22,797,673	879.2%
Substitute driver and rescuing services	555,737	261,194	294,543	112.8%
Vehicle maintenance and other value-added services	872,199	18,220,772	(17,348,573)	(95.2)%
Total revenue from value-added services	$28,210,396	$21,410,507	$6,799,889	31.8%

Total revenue from auto insurance aftermarket value-added services increased by $6,799,889, or 31.8%, from $21,410,507 in the six months ended September 30, 2023 to $28,210,396 in the six months ended September 30, 2024, primarily due to increased service volume of various value-added services performed by approximately 785,041 service calls, or 59.7%, from 1,314,444 service calls in the six months ended September 30, 2023 to 2,099,485 service calls in the six months ended September 30, 2024.

The volume for vehicle driving risk screening services increased by 1,867,236 service calls, or 2849.4%, and the related service revenue increased by approximately $22.8 million, or 879.2%, in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. Service volume for safety inspection and check services and substitute driver and rescuing services also increased by 59,612 service calls and 23,219 service calles respectively, and related service revenue increased by approximately $1.1 million and $0.3 million, respectively, when comparing six months ended September 30, 2024 to six months ended September 30, 2023. However, the service volume for vehicle maintenance related services decreased by 1,165,026 service calls, or 94.9%, in six months ended September 30, 2024 as compared to six months ended September 30, 2023, and as a result, revenue from this service decreased by $17,348,573 or 95.2%. In the six months ended September 30 2024, we obtained more service contracts from insurance brokerages, instead of insurance companies, and our service contracts with insurance brokerages require YSX Operating Companies to provide more vehicle driving risk screening services, safety inspection and check services and substitute driver and rescuing services to auto insurance policy holders, than vehicle maintenance related services. Due to the change in our service mix during the six months ended September 30, 2024, our revenues from vehicle driving risk screening services, safety inspection and check services and substitute driver and rescuing services increased, but revenue from vehicle maintenance related servuces decreased as compared to the six months ended September 30, 2023

A single insurance company can only offer its own products (whether that could be life insurance, property and casualty, liability, health, commercial policies, workers’ compensation or some combination thereof) at higher prices and, accordingly, gives more back to insurance product consumers in terms of value-added services. An insurance brokerage, on the other hand, can offer insurance coverage from many different insurance companies. This flexibility not only impacts the types of policies a customer can choose but also how affordable those policies are. However, although insurance companies may offer their product consumers in the form of value-added services, such value-added services may be restricted to tailor only the insurance products offered by these insurance companies, which may limit the auto insurance aftermarket value-added service provider, such as the YSX Operating Companies, to rapidly expand our business operations to increase our market shares. On the other hand, insurance brokerages can offer more diversified value-added services to insurance policy holders because these insurance brokerages can offer insurance products from multiple insurance companies. As a result, establishing business cooperation with insurance brokerages may lead to increased value-added service volume than solely cooperation with specific insurance companies. For the six months ended September 30, 2023, approximately 61% of our auto insurance aftermarket value-added service contracts were obtained from various insurance brokerages. For the six months ended September 30, 2024, approximately 73% of the YSX Operating Companies’ auto insurance aftermarket value-added service contracts were obtained from insurance brokerages and only approximately 9% of our contracts were obtained from insurance companies. Because of this business development, we increased our auto insurance aftermarket value-added service volume by providing services to more insurance policy holders located in expanded geographic markets. However, because more auto insurance aftermarket value-added service contracts were obtained from various insurance brokerages to diversify our service mix, although we expanded our market, our average price decreased by approximately $2.9 per service call, or 17.5%, from six months ended September 30, 2023 as a result of change in service mix. The overall increase in our revenue generated from providing auto insurance aftermarket value-added services reflected the above combined factors.

For the six months ended September 30, 2024 and 2023, the YSX Operating Companies provided an aftermarket value-added service contract to a related party, Guangzhou Dayong Insurance Agency Co., Ltd. (“Dayong”), an entity affiliated with Ms. Qian Zeng, one of the shareholders of Xinjiang YSX, and generated revenue of $9,346,622 and $4,298,763, respectively, in such periods. Such revenue accounted for approximately 27.4% of our total revenue for the six months ended September 30, 2024 and accounted for 16.2% of our total revenue for the six months ended September 30, 2023. The auto insurance aftermarket value-added service fees charged to related parties were determined using the same standard we use for our third-party insurance companies and brokerages. As we plan to expand the operations to other geographic areas, we expect to provide more auto insurance aftermarket value-added services to a growing number of third party insurance companies and brokerages and do not expect to continue to derive a substantial amount of value-added service revenue from related parties in future periods.

Revenue from Other Scenario-based Customized Services

Our revenue generated from providing other scenario-based customized services to customers increased by approximately $1.3 million, or 31.2%, from approximately $4.3 million in the six months ended September 30, 2023 to approximately $5.6 million in the six months ended September 30, 2024. For scenario-based customized services, we utilize our sales and marketing team to provide services for insurance companies, brokerages and other enterprise customers, such as customer development, product or services introduction, sales strategy and skills education, to help customers to post their advertisements through various external social media platforms, and to help customers to plan and organize seasonal on-the-ground sales and promotional campaigns at 4S dealer stores, where insurance products and services are sold to targeted consumers or customer designated locations. In the six months ended September 30, 2024, insurance companies and brokerages strengthened their marketing campaigns to target more consumers, and we were engaged by insurance companies and brokerages to post their ads through various social media platforms such as Douyin and WeChat, etc. This led to an increase in the average service price the YSX Operating Companies charged customers for other scenario-based customized services by approximately $24,373, or 8.0%, from $303,831 in the six months ended September 30, 2023 to $328,204 in the six months ended September 30, 2024. In addition, the number of customers for such services increased by 3 or 21.4%, from 14 customers in the six months ended September 30, 2023 to 17 customers in the six months ended September 30, 2024.

Revenue from Software Development and Information Technology Services

Our revenue from providing software development and information technology services to customers decreased by approximately $0.5 million, or 63.5%, from approximately $833,675 in the six months ended September 30, 2023 to approximately $304,504 in the six months ended September 30, 2024, primarily because average service price charged to customers for such services decreased by approximately $75,595, or 63.5%, from $119,096 in the six months ended September 30, 2023 to $43,501 in the six months ended September 30, 2024.

Cost of Revenue

Our cost of revenues primarily includes subcontract costs, service management and maintenance costs, labor costs and sales taxes. The cost of revenue is generally affected by factors including the availability of the third-parties vendors to perform certain auto insurance aftermarket value-added services, subcontract costs, service volume and service mix changes.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Cost of revenue from auto insurance aftermarket value-added services	$25,415,096	83.3%	$18,943,702	81.9%	$6,471,394	34.2%
Cost of revenue from other scenario-based customized services	4,841,962	15.9%	3,562,384	15.4%	1,279,578	35.9%
Cost of revenue from software development and information technology services	236,796	0.8%	613,120	2.7%	(376,324)	(61.4)%
Total cost of revenue	$30,493,854	100.0%	$23,119,206	100.0%	$7,374,648	31.9%

The following table further breakdown the component of our cost of revenue for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
				% of
	2024	2023	Variances	variances
Subcontract costs associated with auto insurance aftermarket value-added services:
Vehicle safety inspection and check services	$1,255,471	$295,748	$959,723	324.5%
Vehicle driving risk screening services	22,859,315	2,301,806	20,557,509	893.1%
Designated driver and rescuing services	500,164	230,977	269,187	116.5%
Vehicle maintenance services	695,961	16,037,736	(15,341,775)	(95.7)%
Subcontract costs associated with other scenario-based customized services	4,838,961	3,559,760	1,279,201	35.9%
Subcontract costs associated with software development and information technology services	230,384	606,293	(375,909)	(62.0)%
Subtotal of subcontract costs	30,380,256	23,032,320	7,347,936	31.9%
Service management and maintenance costs	89,019	64,232	24,787	38.6%
Labor cost	6,248	6,312	(64)	(1.0)%
Sales taxes	18,331	16,342	1,989	12.2%
Total cost of revenues	$30,493,854	$23,119,206	$7,374,648	31.9%

Our cost of revenues primarily consists of subcontract costs, service management and monitoring costs, labor costs and business taxes. Other overhead costs were immaterial, which was mainly due to the Company’s light-asset business model. We have relatively few capital assets, and we have kept a lean corporate structure to remain flexible and efficient in our operation. We have adopted a strategy to outsource auto insurance aftermarket value-added services to external vendors, who are typically automobile service platforms, dealerships, brick and mortar service and maintenance shops, to perform the value-added services for the insurance policy holders to efficiently work on contracts obtained from insurance companies and brokerages. For the six months ended September 30, 2024 and 2023, more auto insurance aftermarket value-added insurance service tasks were outsourced to external services providers that serve as our sub-contractors providing such services. Our cost of revenues increased by $7,374,648, or 31.9%, from $23,119,206 in the six months ended September 30, 2023 to $30,493,854 in the six months ended September 30, 2024, primarily due to the increased subcontract costs as a result of the service volume of car wash, car towing, vehicle inspection and maintenance services, etc. increasing by 785,041 service calls, or 59.7%, from the six months ended September 30, 2023 to the six months ended September 30, 2024. As a result of an increase in service volume, we engaged more external vendors to serve as our subcontractors which led to significant increase in our subcontract costs. In addition, during the six months ended September 30, 2024, our subcontract costs associated with providing other scenario-based customized services also increased by approximately $1.3 million, or 35.9%, because the number of our customers for other scenario-based customized services increased by 21.4% from 14 customers in the six months ended September 30, 2023 to 17 customers in the six months ended September 30, 2024.

For the six months ended September 30, 2023, the YSX Operating Companies outsourced certain auto insurance aftermarket value-added service to a related party, Chongqing Yinzhi Business Service Co. Ltd. (“Chongqing Yinzhi”), an entity affiliated with Mr. Yizhuo Tan, director of Xinjiang YSX and also one of the shareholders of Xinjiang YSX, and accordingly, we reported a total of $3,757,075 cost of revenue paid to the related party for the six months ended September 30, 2023. For the six months ended September 30, 2024, cost of revenue paid to a related party, Guangzhou Dayong Insurance Agency Co., Ltd. (“Dayong”), amounted to $8,353,493. As we plan to expand our operations to other geographic areas, we expect to subcontract with a growing number of third-party vendors and do not expect to continue to derive a substantial amount of costs of revenue from related parties in future periods.

Gross profit

Our gross profit increased by $221,899, or 6.6%, from $3,378,615 in the six months ended September 30, 2023 to $3,600,514 in the six months ended September 30 2024. Our gross margin decreased by 2.1% from 12.7% in the six months ended September 30, 2023 to 10.6% in the six months ended September 30, 2024. Our gross profit and gross margin were affected by changes in average service price we charge our customers for our services, changes in our subcontract costs with various external vendors who performed our outsourced services, and changes in service volume and different service mix during each reporting period. The increase in our gross profit from the six months ended September 30, 2023 to the six months ended September 30, 2024 was largely due to our increased revenue.

The decrease in our gross margin was primarily attributable to the decrease in the average service price as the YSX Operating Companies obtained more service contracts from various insurance brokerages paying us lower service fees to perform the value-added services. Our gross profit and gross margin were also affected by different service mixes during each reporting period. In the six months ended September 30, 2024, we earned more revenue from services with higher costs and lower margin than we did on the six months ended September 30, 2023. These factors led to the decrease in our gross margin in the six months ended September 30, 2024.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Total revenue	$34,094,368	100.0%	$26,497,821	100.0%	$7,596,547	28.7%
Operating expenses:
Selling expenses	66,471	0.2%	57,991	0.2%	8,480	14.6%
General and adminsitrative expenses	1,064,198	3.1%	400,617	1.5%	663,581	165.6%
Research and development expenses	113,652	0.3%	102,331	0.4%	11,321	11.1%
Total operating expenses	$1,244,321	3.6%	$560,939	2.1%	$683,382	121.8%

Selling expenses

Our selling expenses primarily include salary and employee benefit expenses paid to our sales personnel, office rental expense, business travel, meals and entertainment expense and other sales promotion and marketing activities related expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$53,917	81.1%	$45,380	78.3%	8,537	18.8%
Office rental expense	12,554	18.9%	12,339	21.3%	215	1.7%
Travel, meals and entertainment expenses	—	0.0%	272	0.5%	(272)	(100.0)%
Total selling expenses	$66,471	100.0%	$57,991	100.0%	$8,480	14.6%

Our selling expenses increased by $8,480, or 14.6%, from $57,991 in six months ended September 30, 2023 to $66,471 for six months ended September 30, 2024, primarily attributable to the increase in salary, employee benefit, and sales commission paid to our sales personnel by $8,537, or 18.8%, from $45,380 in six months ended September 30, 2023 to $53,917 in six months ended September 30, 2024. As a percentage of revenues, selling expenses were 0.2% and 0.2% of our total revenues for the six months ended September 30, 2024 and 2023, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, bad debt expenses, depreciation and amortization, rent expenses, office supply and utility expenses and professional service and consulting expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$180,933	17.0%	$167,389	41.8%	$13,544	8.1%
Professional and consulting expenses	463,775	43.6%	329,747	82.3%	134,028	40.6%
Bad debt recovery (expenses)	286,081	26.9%	(215,208)	(53.7)%	501,289	(232.9)%
Rent and property management expense	48,123	4.5%	41,882	10.5%	6,241	14.9%
Depreciation and amortization expenses	4,097	0.4%	4,354	1.1%	(257)	(5.9)%
Office expenses	17,344	1.6%	20,357	5.1%	(3,013)	(14.8)%
Entertainment and transportation expenses	59,726	5.6%	47,954	12.0%	11,772	24.5%
Other expenses	4,119	0.4%	4,142	1.0%	(23)	(0.6)%
Total general and administrative expenses	1,064,198	100.0%	400,617	100.0%	663,581	165.6%

Our general and administrative expenses increased by $663,581, or 165.6%, from $400,617 in the six months ended September 30, 2023 to $1,064,198 in the six months ended September 30, 2024, primarily attributable to (i) our professional and consulting service fees that increased significantly by $134,028, or approximately 40.6%, from $329,747 in the six months ended September 30, 2023 to $463,775 in the six months ended September 30, 2024, mainly due to the increased professional expenses we paid to third-party professionals for business strategy and planning purposes and increased audit fees in connection with our proposed IPO; (ii) our salaries, welfare expenses and insurance expenses paid to administrative employees increased by $13,544, or 8.1%, because the number of our administrative employees increased in the six months ended September 30, 2024, which led to an increase in our salary and employee benefit expenses in the six months ended September 30, 2024; (iii) the amount of bad debt expenses increased by $501,289, or 232.9%, from $215,208 of net bad debt recovery in  2023 to $286,081 of net bad debt expenses in fiscal year 2024. Our entertainment and transportation expenses increased by $11,772, or 24.5%, from $47,954 in the six months ended September 30, 2023 to $59,726 in the six months ended September 30, 2024 primarily due to the increased number of administrative employees to support our expanded business operations in the six months ended September 30, 2024. The overall increase in our general and administrative expenses in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 3.1% and 1.5% of our revenue for the the six months ended September 30, 2024 and 2023, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities associated with our IT platform, rent expenses and other miscellaneous expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and welfare expenses	$93,045	81.9%	$81,884	80.0%	$11,161	13.6%
Rent expenses	20,267	17.8%	19,690	19.2%	577	2.9%
Other expenses	340	0.3%	757	0.7%	(417)	(55.1)%
Total research and development expenses	$113,652	100.0%	$102,331	100.0%	$11,321	11.1%

Our research and development activities primarily related to software development in order to provide IT solutions to help customers to optimize their data management system and mobile app. Research and development expenses increased by $11,321, or 11.1%, from $102,331 for the six months ended September 30, 2023 to $113,652 for the six months ended September 30, 2024. As a percentage of revenues, research and development expenses were 0.3% and 0.4% of our revenue for the six months ended September 30, 2024 and 2023, respectively.

Other income (expenses), net

Other income (expenses) primarily included interest income, interest expenses, investment income, and other non-operating income or expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Interest expenses	$(62,438)	(1,094.8)%	$(50,324)	(36.0)%	$(12,114)	24.1%
Interest income	654	11.5%	819	0.6%	(165)	(20.1)%
Investment income	20,282	355.6%	13,731	9.8%	6,551	32.3%
Other income	64,598	1,132.7%	181,885	130.0%	(117,287)	(64.5)%
Other non-operating expenses	(17,393)	(305.0)%	(6,243)	(4.5)%	(11,150)	178.6%
Total other income (expenses), net	$5,703	100.0%	$139,868	100.0%	$(134,165)	(95.9)%

Total net other income decreased by $134,165, from net other income of $139,868 in the six months ended September 30, 2023 to net other income of $5,703 in the six months ended September 30, 2024. The decrease was mainly due to (i) interest expense, which increased by $12,114, or 24.1%, from $50,324 in the six months ended September 30, 2023 to $62,438 in the six months ended September 30, 2024, mainly due to an increase in the total debt borrowing balance as of September 30, 2024 as compared to the same period of 2023; (ii) our other income primarily related to a VAT tax refund by local tax authorities as an incentive to encourage enterprises to establish their business operations in specific regions and to stimulate local economy development. The other income decreased by $117,287, or 64.5%, from $181,885 in the six months ended September 30, 2023 to $64,598 in the six months ended September 30, 2024 because we received higher amount of VAT tax refund in the six months ended September 30, 2023 than we did in the six months ended September 30, 2024.

The overall decrease in our net other income (expenses) from the six months ended September 30, 2023 to the six months ended September 30, 2024 reflected the abovefactors.

Provision for Income Taxes

Our income tax provision decreased by $51,086, or 10.5%, from $485,787 in the six months ended September 30, 2023 to $434,701 in the six months ended September 30, 2024, primarily due to our decreased taxable income. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are normally subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The VIE entity Xinjiang YSX and its subsidiaries, Anjielun and Chuangzhan, are all incorporated in Kashi city of Xinjiang Uygur Autonomous Region, where tax reduction and exemption policies were adopted and promulgated by local government to grant qualified enterprises enterprise income tax exemption for the first five years and a reduced corporate income tax of 10% to 15% thereafter, as an incentive to attract enterprises to establish their business operations in such region and to stimulate local economy development. As a result, Xinjiang YSX is entitled to income tax exemption from 2015 to 2020 and then subject to 15% income tax rate starting from January 2021. Anjielun is entitled to income tax exemption from 2018 to 2022 and then subject to 10% income tax rate since January 2023, and Chuangzhan is entitled to income tax exemption from 2021 to 2025 and will be subject to 15% income tax rate starting from January 2026. Xinjiang YSX’s subsidiary, Guangzhou YSX Network, is located in Guangzhou city of Guangdong province as a general taxpayer and is subject to 25% income tax rate. In addition, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The Company’s other VIE, Xihang, was approved as a HNTE on December 20, 2021 and is now entitled to a reduced income tax rate of 15% with a term of three years.

As a result of the above, our corporate income taxes for the six months ended September 30, 2024 and 2023 were reported at a blended reduced rate. Our effective income tax rate was 18.4% and 16.4% for the six months ended September 30, 2024 and 2023, respectively. The impact of the tax holidays and exemptions noted above decreased the PRC corporate income taxes by $155,773 and $253,599 for the six months ended September 30, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.01 and $0.01 for the six months ended September 30, 2024 and 2023, respectively.

Net Income

As a result of the foregoing, we reported a net income of $1,927,195 for the six months ended September 30, 2024, representing a $544,562 decrease from the net income of $2,471,757 for the six months ended September 30, 2023.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of September 30, 2024. Our consolidated assets and liabilities and consolidated revenue and net income are the operation results of the VIEs. The ability of our PRC subsidiary and the VIEs to transfer funds to us in the form of loans or advances or cash dividends is materially restricted by regulatory provisions in accordance with laws and regulations in the PRC. Our ability to pay dividends is primarily dependent on our receiving distributions of funds from our PRC subsidiary and the VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by YSX WFOE, the VIEs and the subsidiaries of the VIEs (collectively “YSX PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

As of September 30, 2024, there were no cash transfers among our Cayman Islands holding company and our subsidiary and the VIEs in the PRC in terms of loans or advances or cash dividends. Funds were transferred among the VIEs and their subsidiaries, or YSX PRC Entities, as intercompany loans, and used for working capital purposes and amounted to approximately $2.6 million and approximately $2.5 million during the six months ended September 30, 2024 and 2023, respectively.

As of September 30, 2024, we had $5,444,920 in cash and cash equivalents on hand as compared to $4,283,794 as of March 31, 2024. We also had short-term investment of $437,115 which were wealth management financial products that we purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with average rate of return on these investments of 1.95% to 2.25% per annual. Such short-term investment is highly liquid and can be used as our working capital when needed.

We also had $9,858,094 in net accounts receivable from third-party customers and accounts receivable of $4,024,951 from related party customers. Our accounts receivable primarily included balances due from customers (including insurance companies and brokerages and other customers) for our services rendered, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. Approximately 63.2% of the September 30, 2024 and 97.9% of the March 31, 2024 accounts receivable balance has been collected:

	Balance as
	of		% of
	September 30,	Subsequent	subsequent
Accounts receivable by aging bucket	2024	collection	collection
Less than 6 months	$9,753,637	$6,490,856	66.5%
From 7 to 9 months	116,735	116,735	100.0%
From 10 to 12 months	66,048	33,675	51.0%
Over 1 year	578,688	—	0.0%
Total gross accounts receivable	$10,515,108	$6,641,266	63.2%

	Balance as
	of		% of
	March 31,	Subsequent	subsequent
Accounts receivable by aging bucket	2024	collection	collection
Less than 6 months	$8,834,530	$8,834,530	100.0%
From 7 to 9 months	212,590	212,590	100.0%
From 10 to 12 months	298,518	298,518	100.0%
Over 1 year	200,845	—	0.0%
Total gross accounts receivable	$9,546,483	$9,345,638	97.9%

As of September 30, 2024, we had accounts receivable from related party customers of $4,024,951. Approximatly 99.5% of the September 30, 2024 balance has been collected and the remaining balance is expected to be collected by February 2025.

As of September 30, 2024 and March 31, 2024, we had advances to vendors of $10,690,258 and $8,123,120, respectively. Advance to vendors represents the balance paid to various vendors for performing the car wash, car towing and car inspection services that the Company outsources to them, and such services have not been completed as of the balance sheet dates. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2024 and March 31, 2024, there was no allowance recorded, as the Company considers all of the advance to vendors balance fully realizable. The March 31, 2024 advance to vendors balance has been fully realized. For the balance as of September 30,

2024, approximately $10.7 million or 99.9% of advances to vendors balance has been realized subsequently when the vendors have rendered the value-added services for the Company.

As of September 30, 2024 we had outstanding accounts payable (“AP”) of $1,845,371 representing a balance due to suppliers for outsourcing services. We also had outstanding debt of approximately $3.6 million borrowed from PRC financial institutions and a related party as working capital (including short-term loans of $1,635,887, current portion of long-term loans of $142,499, long-term loan from a related party of $1,353,739 and a long-term bank loan of $427,497). We expect that we would be able to renew all of our existing bank loans or loans payable upon their maturity based on past experience and our good credit history.

As of September 30, 2024, we had taxes payable of $3,110,014, due to our increased taxable income.

The balance due to a related party was $562,644 as of September 30, 2024, representing borrowing from our shareholders for working capital purposes during our normal course of business. Such advance was non-interest bearing and due on demand.

As of September 30, 2024, our working capital balance amounted to approximately $22.7 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months from the date of our unaudited condensed consolidated financial statements are released.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six month ended
	September 30,
	2024	2023
Net cash used in operating activities	$(688,641)	$(3,722,802)
Net cash provided by (used in) investing activities	1,681,833	(208,723)
Net cash (used in ) provided by financing activities	(3,500)	2,774,941
Effect of exchange rate change on cash	171,434	(193,039)
Net increase (decrease) in cash	1,161,126	(1,349,623)
Cash, beginning of year	4,283,794	3,386,386
Cash, end of year	$5,444,920	$2,036,763

Operating Activities

Net cash used in operating activities amounted to $688,641 for the six months ended September 30, 2024, which primarily consisted of the following:

●	Net income of $1,927,195 for the the six months ended September 30, 2024.
●	An increase in accounts receivable from third-party customers of $673,890 and an increase in accounts receivable from related party customers of $1,042,282. Approximately 63.2% of the September 30, 2024 accounts receivable has been collected and the remaining balance is expected to be collected by March 2025. Approximately 99.5% of the September 30, 2024 accounts receivable from related parties balance has been subsequently collected back.
●	An increase in advance to vendors of $2,271,580 because increased the payment to various vendors for performing the car wash, car towing, and car maintenance services during the six months ended September 30, 2024. The March 31, 2024 outstanding balance of advance to vendors has been realized when our outsourced services have been performed by these vendors. For the balance as of September 30, 2024, approximately $10.7 million or 99.9% of advances to vendors balance has been realized subsequently when the vendors have rendered the value-added services for the Company.
●	An increase in accounts payable of $268,842 from third-party suppliers, because we have not received the invoice from suppliers and have not settled such amount with suppliers as of the balance sheet date.
●	An increase in taxes payable of $443,494 due to increased taxable income.

Net cash used in operating activities was $3,722,802 for the six months ended September 30, 2023, which primarily consisted of the following:

●	Net income of $2,471,757 for the six months ended September 30, 2023.
●	An increase in accounts receivable from third-party customers of $1,394,491 and a decrease in accounts receivable from related party customers of $368,400. Approximately 92.3% of the September 30, 2023 accounts receivable balance has been subsequently collected. The September 30, 2023 accounts receivable from related party customers have been fully collected.
●	An increase in advances to vendors of $6,086,274 because we increased the payment to various vendors for performing the car wash, car towing and car inspection services as we expanded our business in the six months ended September 30, 2023. The September 30, 2023 advances to vendors balance has been fully realized when the vendors have rendered the value-added services for the Company.
●	An increase in accounts payable of $692,459 from third-party suppliers, and we have not received the invoices from the suppliers and have not settled the payment to suppliers as of the balance sheet date.
●	An increase in taxes payable of $614,111 primarily due to our increased taxable income.

Investing Activities

Net cash provided by investing activities amounted to $1,681,833 for the six months ended September 30, 2024, primarily consisting of (i) purchase of fixed assets of 1,474; (ii) proceeds upon maturity of short-term investment of $1,683,307.

Net cash used in investing activities amounted to $208,723 for the six months ended September 30, 2023, primarily consisting of (i) purchase of short-term investments of $2,805,403, because we purchased certain wealth management financial products from financial institutions in order to earn investment income, (ii) proceeds upon maturity of short-term investment of $2,104,052, and (iii) proceeds from termination of a long-term investment in an equity investee of $493,171 (RMB 3.5 million). In August 2022, we invested approximately $0.5 million (RMB3.5 million) in Hengding, in exchange for a 17.5% ownership interest in Hengding. We consider that we can exert certain influence but do not own a majority equity interest or otherwise control over Hengding’s business operations. We are not deemed to be the primary beneficiary of Hengding, as we have no power to direct the activities that most significantly affect the economic performance of Hengding. We accounted for this investment using the measurement alternative in accordance with ASC 321 and records the cost method investment at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. Based on the investment agreement, Hengding’s remaining shareholders are required to contribute RMB16.5 million into Hengding as capital contribution before April 30, 2023. However, Hengding’s remaining shareholders failed to make such capital contribution as originally planned. In addition, our management assessed that the investment income generated from such investment did not meet our original expectation. As a result, on May 4, 2023, Xinjiang YSX passed a board resolution and agreed to sell the 17.5% ownership interest to Hengding’s remaining shareholders at the historical cost of RMB3.5 million plus any investment income generated within our investment period. We fully received the payment from Hengding by June 16, 2023. We do not believe the termination of the investment in Hengding represents a strategic shift of our business and accordingly the termination is not accounted as discontinued operations in accordance with ASC 205-20.

Financing Activities

Net cash used in financing activities amounted to $3,500 for the six months ended September 30, 2024, primarily consisting of proceeds from short-term bank loans of $1,943,743, repayment of short-term bank loans of $1,917,363, repayment of long-term bank loans of $69,419, repayment of a related party long-term loan of $69,419, proceeds from borrowing from related parties of $141,000 and payment for initial public offering costs of $32,042 in connection with our intended IPO.

Net cash provided by financing activities amounted to $2,774,941 for the six months ended September 30, 2023, primarily consisting of proceeds from short-term bank loans of $4,279,643, repayment of short-term bank loans of $2,175,590, proceeds from long-term bank loans of $701,351, repayment of long-term bank loans of $589,135, repayment of long-term bank loans of $841,621 to a related party, proceeds from short-term loan from a related party of $1,402,702, proceeds from borrowing from related parties of $177,023 and payment for initial public offering costs of $179,432 in connection with our intended IPO.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended September 30, 2024 and 2023, we did not have any material legal claims or litigation that, individually or in the aggregate, could have a material adverse impact on our unaudited condensed consolidated financial position, results of operations and cash flows.

As of September 30, 2024, we had the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years
Prepayment of short-term loans	$1,635,887	$1,635,887	$—	$—
Repayment of long-term loans	569,996	142,499	427,497	—
Repayment of long-term loans from related party	1,353,739	—	1,353,739	—
Operating lease obligations	209,463	93,174	92,151	24,138
Total	$3,769,085	$1,871,560	$1,873,387	$24,138

(1)As of September 30, 2024, we borrowed a total of $3,559,622 in loans from PRC banks, financial institutions and a related party for working capital (including short-term loans of $1,635,887, current portion of long-term loans of $142,499, long-term loan of $427,497 and long-term loan of $1,353,739 borrowed from a related party).
(2)The Company leases office spaces from third parties under non-cancelable operating lease. Lease expense for the six months ended September 30, 2024 and 2023 was $44,983 and $46,154, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2024:

Amounts
Twelve months ending September 30,
2025	$99,576
2026	84,582
2027	13,901
2028	9,674
2029	9,674
Thereafter	6,449
Total lease payments	223,856
Less: imputed interest	(14,393)
Total operating lease liabilities	$209,463

Guarantees

							Amount of
						Financial	bank loans
			Maximum			institution	guaranteed as
	Guarantee (party		guarantee	Guarantee	Guarantee	issuing	of September 30,
Guarantor	being guaranteed)	Relationship	amount	starting date	expiration date	loans	2024
Xinjiang YSX	Tanbao Network Technology (Guangzhou) Co., Ltd. (borrower)	Third-party customer of the Company	$1,424,989	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,399,339
Xinjiang YSX	Guangzhou Zhuohang Information Technology Co., Ltd. (borrower)	Third-party customer of the Company	$1,424,989	January 1, 2021	December 31, 2029	Bank of China Yuexiu Branch	$1,382,239
Xinjiang YSX and its branch company Guangzhou YSX	Mr. Jie Xiao (borrower)	Related party	$2,137,483	June 2, 2023	June 2, 2026	GZ Rural Bank	$1,424,989

As of September 30, 2024 and March 31, 2024, Xinjiang YSX held several guarantee agreements with PRC banks to provide credit guarantee of approximately $4.2 million (RMB 29.52 million) in bank loans borrowed by two unrelated parties and one related party borrowed, including:

(1).In connection with a RMB 9.82 million (approximately $1,399,339) loan that a third-party customer, Tanbao Network Technology (Guangzhou) Co., Ltd. (“Tanbao Technology”), borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,424,989) that Tanbao Technology may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Tanbao Technology started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 9.82 million (approximately $1,399,339) as of September 30, 2024.
(2).In connection with a RMB 9.7 million (approximately $1,382,239) loan that a third-party customer, Zhuohang Information Technology Co., Ltd. (“Zhuohang”), borrowed from Bank of China (“BOC”) Yuexiu Branch, Xinjiang YSX signed a guarantee agreement with BOC to provide a maximum credit guarantee of RMB 10 million (approximately $1,424,989) that Zhuohang may borrow from BOC during the period from January 1, 2021 to December 31, 2029. Zhuohang started to draw funds under the line of credit during the year ended March 31, 2024, with a loan balance of RMB 9.7 million (approximately $1,382,239) as of September 30, 2024.
(3).As disclosed in Note 6 and Note 8, in connection with a RMB 10 million (approximately $1,424,989) loan that a related party, Mr. Jie Xiao borrowed from GZ Rural Bank, Xinjiang YSX and its branch company, Guangzhou YSX signed a guarantee agreement with GZ Rural Bank to provide a maximum credit guarantee of RMB 15 million (approximately $2,137,483) that Mr. Jie Xiao may borrow from GZ Rural Bank during the period from June 2, 2023 to June 2, 2026.

The Company did not, however, accrue any liability in connection with these guarantees because the above-mentioned borrowers have been current in their loan repayment obligation and the Company has not experienced any losses from providing such guarantees. As of the date of this report, the Company has evaluated the guarantees and has concluded that the likelihood of having to make any payments under the guarantee agreements are remote because both Tanbao Technology and Zhuohang have been the Company’s long-term customers and they are currently in good financial conditions and are not likely to default the loans. In addition, the loan that Mr. Jie Xiao borrowed from GZ Rural Bank is now being used by the Company as its working capital. In the opinion of the management, it is not probable that the Company will incur losses caused by the guarantees within the foreseeable future. However, if the borrowers are unable to repay the loans upon maturity, the Company may be required to pay back the loans, in which case, the Company’s business, prospects, financial condition and results of operations may be adversely affected.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2024 and March 31, 2024.

Inflation

Inflation did not materially affect our business or the results of our operations.

Seasonality

Our business, which is closely related to the insurance industry, is subject to fluctuations as a result of seasonality. The first quarter of a calendar year is an important period in terms of insurance sales, and usually accounts for more than 30% of an insurance company’s annual new premiums. During the "Customer Service Festival", usually around March to May, insurance companies tend to increase marketing expenses. Furthermore, there is usually an increase of premium sales from September to December in preparation for the next year. We tend to experience an increase in sales from September through the end of year. Therefore, our half-year results may not accurately reflect the revenue trend for the whole year.

Critical Accounting Policies and Estimates

See Note 2 to the unaudited condensed consolidated financial statements.